Exhibit 99.1

Launch of $600  million Senior Notes

Luxembourg (May 26,  2020)  Ardagh Group (“Ardagh”) has today launched an offering of $600 million 5.250% Senior Notes due 2027 (the “Notes”). The Notes are non-fungible mirror notes to the $800 million 5.250% Senior Notes due 2027, issued on August 12, 2019.

It is intended that the net proceeds from the issuance of the Notes will be used to repay debt, by means of a tender offer to repurchase a portion of the $1,700 million 6.000% Senior Notes due 2025. Alongside the tender offer, there will be a consent request, which will include an exit consent on tendered notes, that covenants in the remaining 6.000% Senior Notes due 2025 are conformed to the 5.250% Senior Notes due 2027.

The total consideration payable under the tender offer (including payment for the exit consent to conform covenants to Senior Notes due 2027 and an early bird fee) is expected to be 104.500%.

In the event the consent offer is not successful, the tender offer will not complete and net proceeds will be used to redeem a portion of the $695,345,000 4.250% Senior Secured Notes due 2022, for open market purchases of the 6.000% Senior Notes due 2025 or for general corporate purposes.

This release is for information purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any of the 6.000% Senior Notes due 2025.

MediaPat Walsh, Murray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors john.sheehan@ardaghgroup.com

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $6.7bn.

Exhibit 99.1

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.